UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2016

Commission file number 001-37569

Strongbridge Biopharma plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

Introduction

As used herein, “Strongbridge Biopharma”, the “Company” and “we”, “our” or “us” refer to Strongbridge Biopharma plc and its consolidated subsidiaries, unless the context requires otherwise.

Strongbridge Biopharma plc’s unaudited consolidated financial statements contained in this Report on Form 6-K are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains forward‑looking statements that involve substantial risks and uncertainties. The forward‑looking statements are contained principally in the sections of this Current Report on Form 6-K titled “Business,” “Update to Risk Factors,” and “Management Discussion and Analysis of Financial Condition and Results of Operations.”  All statements, other than statements of historical facts, contained in this Current Report on Form 6-K, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward‑looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward‑looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward‑looking statements, although not all forward‑looking statements contain these identifying words. These forward‑looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward‑looking statements include statements regarding:

•

the timing, progress and results of clinical trials for our product candidates, including statements regarding the timing of initiation and completion of clinical trials, enrollment of patients, dosing of subjects and the period during which the results of the clinical trials will become available;

•	the timing, scope or likelihood of regulatory filings and approvals for our product candidates;
•	our ability to successfully commercialize our product candidates;
•	potential benefits of the clinical development and commercial experience of our management team;
•	our ability to effectively market any product candidates that receive regulatory approval with a small, focused sale force;
•	potential development and commercial synergies from having multiple product candidates for related indications;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our expectation regarding the safety and efficacy of our product candidates;
•	the potential clinical utility and benefits of our product candidates;

•	our ability to advance our product candidates through various stages of development, especially through pivotal safety and efficacy trials;
•	our estimates regarding the potential market opportunity for our product candidates;
•	our expectations related to the use of proceeds from any of our offerings;
•	our strategy to in‑license, acquire and develop new product candidates and our ability to execute that strategy;
•	developments and projections relating to our competitors or our industry;
•	our ability to become profitable;
•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•	our ability to secure additional financing when needed on acceptable terms;
•	the impact of government laws and regulations in the United States and foreign countries;
•	the implementation of our business model, strategic plans for our business, product candidates and technology;
•	our intellectual property position;
•	our ability to rely on orphan drug designation for market exclusivity;
•	our ability to attract or retain key employees, advisors or consultants; and
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward‑looking statements we make. As a result, any or all of our forward‑looking statements in this Current Report on Form 6-K may turn out to be inaccurate. We have included important factors in the cautionary statements included in this Current Report on Form 6-K, particularly in the section of this Current Report on Form 6-K titled “Update to Risk Factors,” that we believe could cause actual results or events to differ materially from the forward‑looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward‑looking statements, and you should not place undue reliance on our forward‑looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements we may make. Our forward‑looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Business

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.  Our first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases.  Our lead compounds include COR-003 (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome, and COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. Given the well identified and concentrated prescriber base addressing our target markets, we believe we can use a small, focused sales force to effectively market our products, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. The Company will continue to identify and evaluate the acquisition of products or product candidates that would be complementary to its existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

Our rare endocrine franchise includes two product candidates: (i) COR-003 (levoketoconazole), a cortisol synthesis inhibitor, in Phase 3 clinical development for the treatment of endogenous Cushing’s syndrome and (ii) COR-005, a novel SSA, in Phase 2 clinical development for the treatment of acromegaly.

Recent Developments

In December 2016, we acquired the U.S. marketing rights to Keveyis® (dichlorphenamide) from a subsidiary of Taro Pharmaceutical Industries Ltd. (“Taro”).  Keveyis is approved in the U.S. to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the U.S through August 7, 2022.  Under the terms of an asset purchase agreement, we have paid Taro an upfront payment of $1 million and will pay an additional $7.5 million prior to the Company’s planned April 2017 launch of Keveyis in the United States, as well as an aggregate of $7.5 million in potential milestones upon the achievement of certain product sales targets.  Taro has agreed to continue to manufacture Keveyis for us under an exclusive supply agreement through the orphan exclusivity period.  We are obligated to purchase certain annual minimum amounts of product totaling approximately $29 million over a six-year period.  The supply agreement may extend beyond the orphan exclusivity period unless terminated by either party pursuant to the terms of the agreement. If terminated by Taro at the conclusion of the orphan exclusivity period, we have the right to manufacture the product on our own or have the product manufactured by a third party on our behalf.

On December 28, 2016, we raised $35 million in aggregate proceeds in a private placement of ordinary shares and warrants. Investors in the equity financing included CAM Capital, Vivo Capital, Broadfin Capital, Boxer Capital of the Tavistock Group and HealthCap, as well as several new and existing institutional and individual investors. According to the terms, we issued and sold 14,000,000 ordinary shares of common stock at a purchase price of $2.50 per ordinary share as well as warrants to purchase 7,000,000 shares. The warrants are exercisable at a price of $2.50 per share and expire in five years from the date of issuance.

On December 28, 2016, the Company entered into a loan and security agreement (the “Loan Agreement”) with Oxford Finance LLC (“Oxford”) and Horizon Technology Finance Corporation (“Horizon”). The Loan Agreement provided for a $40 million credit facility, of which $20 million was borrowed initially. Under the Loan Agreement, the Company has access to two additional tranches of $10 million each, which would be available to the Company subject to the achievement of certain specified milestones. The borrowings pursuant to the Loan Agreement mature after 48 months. The Loan Agreement provides for interest-only payments initially for the first 18 months of the loan followed by an amortization period of 30 months, provides for a final payment fee equal to 8% of the amount borrowed, and bears interest at a rate equal to the sum of 8.22% plus the greater of 0.53% or the 30-day US LIBOR rate. The credit facility provides that if the Company satisfies certain milestones and borrows the final $10 million tranche, the interest-only period would be extended by an additional six months and the amortization period would be 24 months. The Company has granted a security interest in substantially all of its existing assets and assets acquired by the Company in the future, including intellectual property. The Loan Agreement contains facility and prepayment fees, and customary affirmative and negative covenants, and events of default. Upon the execution of the Loan Agreement, we issued warrants to the Lenders to purchase an aggregate of 428,571 ordinary shares at an exercise price equal to $2.45 per share. The warrants expire after ten years.

In October 2016, the Company’s wholly-owned subsidiary, BioPancreate Inc. provided a notice to Cornell University, through its Cornell Center for Technology Enterprise and Commercialization (CCTEC), in accordance with the terms of its agreement with CCTEC entered into in March 2011, of the termination of the agreement.  The notice was provided in accordance with our decision to terminate our development program for BP-2002, a gene-modified probiotic in pre-clinical development for the potential treatment of type 1 and 2 diabetes that was the subject of the agreement.  Because the Company had not yet reported its financial results for the three and six months ended June 30, 2016, the Company recorded an impairment charge of $5.2 million in June 2016 since the conditions that caused the impairment existed at that time, which represented the value of the intangible asset it had previously capitalized related to the license agreement.  The agreement provides for a 90-day notice period, during which we remain responsible for certain patent costs that we do not expect to be material.

In April 2016, we executed an agreement (the Settlement Agreement) with Antisense Therapeutics (Antisense) to terminate the exclusive license agreement (the Antisense License Agreement) that we and Antisense entered into in May 2015.  The Antisense License Agreement provided us with development and commercialization rights to Antisense’s product candidate, ATL1103, for endocrinology applications (specifically excluding the treatment of any form of cancer and the treatment of any complications of diabetes). Pursuant to the terms of the Settlement Agreement, we have made a one-time payment of approximately $770,000 to Antisense and returned to Antisense, for no consideration, the shares of Antisense owned by us.  We also agreed to transfer to Antisense all data, reports, records and materials resulting from our development activities and all ATL1103 drug compound in our possession. The settlement agreement provides for the release by each party of all obligations and liabilities under the Antisense License Agreement.

Update to Risk Factors

We will be conducting an additional clinical trial of COR-003 to support our application for regulatory approval that we expect to file in the future.   Clinical trials are very expensive, time consuming and difficult to design and implement, and involve uncertain outcomes.  We could experience delays and unexpected costs in connection with this additional clinical trial.  In addition, there is no guarantee that we will receive regulatory approvals even if we achieve favorable results from our clinical trials.  Any of these factors could delay or eliminate any potential product revenue.

We have decided to conduct an additional clinical trial of COR-003 before submitting an application for regulatory approval.  We believe that a second clinical trial will provide additional safety and efficacy data to support our applications for regulatory approval.  We expect to utilize an ethical design in this additional trial that incorporates a concurrent control group in the form of a short-course of placebo therapy, along with pre-defined criteria to rescue patients with open label therapy as needed for a deterioration in their clinical condition.  We expect this trial to also include double-blinding and random treatment assignment to address the potential for bias introduction by knowledge of treatment assignment and non-random assignment, respectively.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. We may experience delays in this additional clinical trial and we do not know whether this clinical trial will begin on time, will need to be redesigned, or will enroll an adequate number of subjects on time or be completed on schedule, if at all.  In addition, favorable or timely results from clinical trials do not ensure regulatory approval by the FDA, EMA or any comparable foreign regulatory authorities.  The FDA, EMA and any comparable foreign regulatory agency have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Changes in FDA, EMA or any comparable foreign regulatory agency approval policy during the development period, or changes in regulatory review also may cause delays or rejection of an approval.  Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval or may limit the uses or “indications” for which a product may be marketed, or may require further studies by the FDA, EMA or any comparable foreign regulatory agency.  Any of these factors could result in a failure to receive regulatory approval and/or potentially delay the introduction of COR-003, which in turn could delay or eliminate any potential product revenue.

STRONGBRIDGE BIOPHARMA plc

Consolidated Balance Sheets

(In thousands, except share and per share data)

(unaudited)

	September 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$25,469	$51,623
Prepaid expenses and other current assets	322	1,253
Total current assets	25,791	52,876
Property and equipment, net	27	35
In-process research and development	31,323	36,551
Goodwill	7,256	7,256
Other assets	158	612
Total assets	$64,555	$97,330
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,012	$2,792
Accrued liabilities	3,228	2,685
Total current liabilities	4,240	5,477
Deferred tax liabilities	—	926
Total liabilities	4,240	6,403
Commitments and contingencies (Note 6)
Stockholders’ equity:
Deferred shares, $1.098 par value, 40,000 shares authorized, issued and outstanding at September 30, 2016 and December 31, 2015	44	44
Ordinary shares, $0.01 par value, 600,000,000 shares authorized at September 30, 2016 and December 31, 2015 and 21,205,382 shares issued and outstanding at September 30, 2016 and December 31, 2015	212	212
Additional paid-in capital	173,459	170,910
Accumulated deficit	(113,400)	(80,803)
Non-controlling interest	—	564
Total stockholders’ equity	60,315	90,927
Total liabilities and stockholders’ equity	$64,555	$97,330

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2016	2015	2016	2015
Operating expenses:
Research and development	$4,516	$4,110	$15,882	$14,328
General and administrative	3,117	5,535	11,260	18,155
Impairment of in-process research and development	—	—	5,228	—
Total operating expenses	7,633	9,645	32,370	32,483
Operating loss	(7,633)	(9,645)	(32,370)	(32,483)
Other income (expense), net:
Foreign exchange gain (loss)	(20)	(136)	(64)	(450)
Other income (expense), net	35	(13)	(1,211)	(556)
Total other income (expense), net	15	(149)	(1,275)	(1,006)
Loss before income taxes	(7,618)	(9,794)	(33,645)	(33,489)
Income tax benefit	—	128	926	306
Net loss	(7,618)	(9,666)	(32,719)	(33,183)
Net loss attributable to non-controlling interest	17	10	122	10
Net loss attributable to Strongbridge Biopharma	$(7,601)	$(9,656)	$(32,597)	$(33,173)
Other comprehensive loss	—	—	—	—
Comprehensive loss	$(7,601)	$(9,656)	$(32,597)	$(33,173)

Net loss attributable to ordinary shareholders:
Basic and diluted	$(7,601)	$(9,656)	$(32,597)	$(33,173)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	$(0.36)	$(0.51)	$(1.54)	$(2.18)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic and diluted	21,205,382	18,784,190	21,205,382	15,203,440

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statement of Shareholders’ Equity

(In thousands except share amounts)

(unaudited)

	Strongbridge Biopharma plc Shareholders
					Additional		Non-	Total
	Ordinary Shares		Deferred Shares		Paid-In	Accumulated	Controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Equity
Balance—December 31, 2015	21,205,382	$212	40,000	$44	$170,910	$(80,803)	$564	$90,927
Net loss	—	—	—	—	—	(32,597)	(122)	(32,719)
Stock-based compensation	—	—	—	—	3,521	—	—	3,521
Acquisition of non-controlling interest	—	—	—	—	(972)		(442)	(1,414)
Balance—September 30, 2016	21,205,382	$212	40,000	$44	$173,459	$(113,400)	$—	$60,315

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Cash Flow

(In thousands)

unaudited

	Nine Months Ended
	September 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(32,719)	$(33,183)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	8	8
Stock-based compensation	3,521	3,322
Deferred income tax benefit	(926)	(306)
Impairment of in-process research and development	5,228	—
Impairment/loss on investment in Antisense Therapeutics	550	—
Change in fair value of foreign currency forward contracts	—	438
Changes in operating assets and liabilities:
Accounts payable	(1,781)	3,443
Accrued liabilities	543	3,880
Other assets	931	(3,948)
Prepaid expenses and other current assets	(97)	(1,156)
Net cash used in operating activities	(24,742)	(27,502)
Cash flows from investing activities:
Payments for acquisitions	—	(3,168)
Purchase of equipment	—	(25)
Net cash used in investing activities	—	(3,193)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	57,931
Proceeds from debt	—	412
Acquisition of non-controlling interest	(1,412)	—
Net cash provided by financing activities	(1,412)	58,343
Effect of exchange rate changes on cash and cash equivalents	—	(348)
Net (decrease) increase in cash and cash equivalents	(26,154)	27,300
Cash and cash equivalents—beginning of period	51,623	15,632
Cash and cash equivalents—end of period	$25,469	$42,932

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Notes to Unaudited Consolidated Financial Statements

1. Organization

Strongbridge Biopharma plc (formerly known as Cortendo AB) is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.  Our first commercial product which was acquired in December 2016, is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. See footnote 8 – Subsequent Events. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases.  Our lead compounds include COR-003 (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome, and COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. We also intend to identify and in-license or acquire products or product candidates that would be complementary to our existing rare endocrine franchise or that would form the basis for new rare disease franchises.

On October 15, 2015, a registration statement was declared effective by the U.S. Securities and Exchange Commission and on October 16, 2015, we initiated our initial U.S. public offering (IPO) of 2,500,000 ordinary shares at a price of $10.00 per share.  The aggregate net proceeds received by us from the IPO were $19.5 million.  Our shares began trading on The NASDAQ Global Select Market under the symbol "SBBP".  On October 20, 2015, trading ceased on the Norwegian Over‑The‑Counter Market, or NOTC.

Exchange offer

On May 26, 2015, Strongbridge Biopharma plc (then named Cortendo plc), was incorporated under the laws of Ireland.

On August 7, 2015, Strongbridge Biopharma plc initiated an exchange offer for the outstanding shares of Cortendo AB. The exchange offer was structured as a one‑for‑one exchange offer in which shareholders of Cortendo AB exchanged their common shares, with a par value of $0.15, for beneficial interests in ordinary shares of Strongbridge Biopharma plc, with a par value of $0.01, in the form of Norwegian depositary receipts and, as the case may be, Swedish depositary receipts (except for non‑accredited investors who hold Cortendo AB shares located in the United States, who were offered cash in an amount equivalent to the value of the Strongbridge Biopharma plc shares such investors would otherwise receive for their Cortendo AB shares exchanged).

The exchange offer was settled on September 8, 2015, and Cortendo AB became a subsidiary with 99.582% of its shares being owned by Strongbridge Biopharma plc. Accordingly, Strongbridge Biopharma plc is a continuation of Cortendo AB, the predecessor, and the consolidated financial statements represent the assets, liabilities and results of operations of Cortendo AB, for all periods presented.

On September 8, 2015, Strongbridge Biopharma plc effected a 1‑for‑11 reverse stock split of its ordinary shares. Accordingly, the consolidated financial statements and notes reflect the capital structure of Strongbridge Biopharma plc after giving effect to the exchange offer and the reverse stock split for all periods presented.  With effect from September 8, 2015, the 0.418% of Cortendo AB not owned by Strongbridge Biopharma plc, is accounted for as a non‑controlling interest. In September 2016, we acquired the non-controlling interest in Cortendo AB, after which Cortendo AB became a wholly-owned subsidiary of Strongbridge PLC. Total consideration paid per share was $13.66 resulting in a payment of $1.4 million.

Liquidity

We believe that our cash resources of $25.5 million at September 30, 2016 combined with $35.0 million of gross proceeds from the equity financing completed in December 2016 and the $20 million of gross proceeds from the debt financing completed in December 2016, will be sufficient to allow us to fund planned operations through 2018.  As we continue to incur losses, our transition to profitability is dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. Our management intends to fund future operations through additional equity offerings, and may seek additional capital through issuance of debt, arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to us.

2. Summary of significant accounting policies and basis of presentation

Basis of presentation

These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). The unaudited consolidated financial statements reflect all adjustments, which include only normal recurring adjustments that are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented.

The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the consolidated financial statements.  Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with the accounting policies and notes to the audited consolidated financial statements included in Strongbridge Biopharma’s 2015 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2016.  Operating results for the nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

Foreign currency translation

The consolidated financial statements are reported in United States dollars, which is the functional currency of our Company, including each of our consolidated subsidiaries. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign exchange gain (loss) in our consolidated statements of operations.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. We must apply significant judgment in this process. Actual results could materially differ from those estimates.

Net loss per share

Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. For all periods presented, the outstanding shares of outstanding stock options and unvested restricted stock units have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same.

The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as of September 30, 2016 and 2015 as they would be anti-dilutive:

	Three and Nine Months Ended
	September 30,
	2016	2015
Stock options issued and outstanding	3,264,927	2,002,593
Unvested restricted stock units	170,000	—

Recent accounting pronouncements

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-15, Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows in order to reduce diversity in practice. The guidance is effective for the Company beginning in the first quarter of fiscal year 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance is effective for the Company beginning in the first quarter of fiscal year 2017. Early adoption is permitted. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that discusses how an entity should account for lease assets and lease liabilities. The guidance specifies that an entity who is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. The guidance is effective for the Company beginning in the first quarter of fiscal year 2019. Early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities,  that modifies certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The accounting standard update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted.  We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes that amends the balance sheet classification of deferred taxes. The new guidance requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. Previous guidance required deferred tax liabilities and assets to be separated into current and noncurrent amounts on the balance sheet. The guidance is effective for fiscal years beginning on or after December 15, 2016, and interim periods within those years. We are currently evaluating the impact that the new guidance will have on our consolidated financial statements.

During the quarter ended September 30, 2014, the FASB issued ASU No. 2014‑15, Presentation of Financial Statements—Going Concern (ASU No. 2014‑15). The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The standard will be effective for annual reporting periods beginning in 2016 and interim reporting periods starting in the first quarter of 2017. Early adoption is permitted, but we have not elected to do so. We do not expect the adoption of ASU 2014‑15 to have a material impact on our consolidated financial statements.

3. Fair value measurement

The Company follows FASB accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. Because of their short term nature, the amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value.

The guidance requires fair value measurements to maximize the use of “observable inputs.” The three-level hierarchy of inputs to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity)

The following table sets forth the fair value of our financial assets by level within the fair value hierarchy. The noncurrent asset comprised of our investment in Antisense (ATL) common stock at December 31, 2015 is classified as Level II as we discounted the active market quoted price of the security to reflect our contractual restriction on selling the investment.  In March 2016, as part of the settlement with Antisense the investment in ATL common stock was returned to Antisense and written off.

Our financial assets are as follows (in thousands):

	As of September 30, 2016
	Level I	Level II	Level III	Total
Financial assets:
Cash equivalents	$23,713	$—	$—	$23,713
Total financial assets	$23,713	$—	$—	$23,713

	As of December 31, 2015
	Level I	Level II	Level III	Total
Financial assets:
Cash equivalents	$45,296	$—	$—	$45,296
Noncurrent asset	—	550	—	550
Total financial assets	$45,296	$550	$—	$45,846

4. In-process research and development and Goodwill

In-process research and development and Goodwill consists of the following (in thousands):

	As of September 30, 2016
	Beginning of Period	Additions	Impairment	End of Period
In-process research and development	$36,551	$—	$(5,228)	$31,323
Goodwill	7,256	—	—	7,256
Total	$43,807	$—	$(5,228)	$38,579

	As of December 31, 2015
	Beginning of Period	Additions	Impairment	End of Period
In-process research and development	$5,228	$31,323	$—	$36,551
Goodwill	2,200	5,056	—	7,256
Total	$7,428	$36,379	$—	$43,807

Goodwill and in-process research and development as of December 31, 2015 resulted from our acquisition of BioPancreate and our 2015 acquisition of product candidate COR-005 from Aspireo Pharmaceuticals, Ltd.  In process research and development is initially measured at its fair value and is not amortized until commercialization. Once commercialization occurs, in process research and development will be amortized over its estimated useful life.

We recorded an impairment charge related to the in-process research and development of $5.2 million during the nine months ended September 30, 2016.

5. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	September 30,	December 31,
	2016	2015
Consulting and professional fees	$1,876	$1,288
Employee compensation	1,223	1,172
Other	129	225
Total accrued liabilities	$3,228	$2,685

6. Commitments and contingencies

(a)  Lease Obligations

In March 2015, the Company entered into a 52‑month building sublease agreement for 14,743 square feet of office space in Trevose, Pennsylvania. The lease has annual rent escalations and is recognized on a straight‑line basis over the term of the lease.

As of September 30, 2016, future minimum commitments under facility operating leases were as follows (in thousands):

Operating
leases

2016	$74
2017	311
2018	319
2019	184
Total minimum lease payments	$888

Rent expense recognized under our operating lease, including additional rent charges for utilities, parking, maintenance and real estate taxes, was approximately $206,000 and $189,000 for the nine months ended September 30, 2016 and 2015, respectively.

(b)  License Agreements

Termination of the Agreement with Cornell Center for Technology Enterprise and Commercialization

In March 2011, a license agreement was executed between our subsidiary, BioPancreate, and CCTEC. Under the terms of the license agreement, BioPancreate obtained certain rights from the CCTEC for commercial development, use and sale of products that use the technology associated with the license.

In October 2016, the Company’s wholly-owned subsidiary, BioPancreate Inc. terminated its license agreement with the Cornell Center for Technology Enterprise and Commercialization (CCTEC) in accordance with the terms of that agreement. In June 2016, the Company recorded an impairment charge of $5.2 million, which represented the entire value of the related intangible asset it had previously capitalized related to the license agreement, because conditions existed as of June 2016 that ultimately resulted in the Company terminating its agreement with CCTEC.

Antisense Therapeutics

In May 2015, we entered into an exclusive license agreement, or the Antisense License Agreement, with Antisense Therapeutics that provided us with development and commercialization rights to Antisense Therapeutics’ product candidate, ATL1103, for endocrinology applications (specifically excluding the treatment of any form of cancer and the treatment of any complications of diabetes).  We referred to this product candidate as COR‑004. Under the terms of the Antisense License Agreement, we paid Antisense Therapeutics an initial upfront license fee of $3.0 million in cash which was recorded as research and development expenses. We also invested $2.0 million in Antisense Therapeutics equity which was initially recorded as a non-current other asset for $1.1 million with the difference constituting the cost of the license which was recorded as research and development expense. The terms of the Antisense License Agreement provided that we could terminate the Antisense License Agreement upon 90 days’ prior written notice to Antisense Therapeutics if we believed the further development and commercialization of COR‑004 was no longer feasible due to a material change that was beyond our control.

On March 7, 2016, we provided a notice to Antisense Therapeutics of our intent to terminate the Antisense License Agreement effective June 7, 2016 because we believed the further development and commercialization of COR‑004 was no longer feasible due to material changes that were beyond our control.  On April 28, 2016, we reached a settlement with Antisense pursuant to which we made a one-time payment of approximately $0.8 million and returned to Antisense, for no consideration, the shares of Antisense owned by us.  We also agreed to transfer to Antisense all data, reports, records and materials resulting from our development activities and all ATL 1103 drug compound in our possession.  The settlement agreement provides for the release by each party of all obligations and liabilities under the Antisense License Agreement.

7. Stock‑based compensation

Our board of directors has adopted, and our shareholders have approved, the 2015 Equity Compensation Plan (the 2015 Plan). The 2015 Plan provides for the grant of incentive stock options to our employees and any parent or subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock awards, and restricted stock units to our employees, directors and consultants and our parent or subsidiary corporations’ employees and consultants. The 2015 Plan is effective as of September 3, 2015.  As of September 30, 2016, 962,888 shares are available for issuance pursuant to the 2015 Plan.

Our board of directors has adopted and our shareholders have approved, the Non‑Employee Director Equity Compensation Plan (the Non‑Employee Director Plan). The Non‑Employee Director Plan provides for the grant of nonstatutory stock options, stock awards, and restricted stock units to our non‑employee directors. The Non‑Employee Director Plan is effective as of September 3, 2015.  As of September 30, 2016, 124,117 shares are available for issuance pursuant to the Non‑Employee Director Plan.

A summary of the outstanding stock options as of September 30, 2016 is as follows:

	Options Outstanding
			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
	Number of	Exercise	Term	Aggregate
	Shares	Price	(Years)	Intrinsic Value
				(in thousands)
Outstanding—January 1, 2016	2,591,520	$13.59	5.97	$1,844
Granted	986,600	$4.31
Forfeited and cancelled	(284,779)	$13.84
Expired	(28,414)	$4.02
Exercised	—
Outstanding—September 30, 2016	3,264,927	$10.85	6.60	$1,655
Vested and exercisable—September 30, 2016	1,211,889	$9.74	4.05	$916
Vested and expected to vest—September 30, 2016	2,878,274	$10.50	6.60	$1,579

Included in the stock options outstanding at September 30, 2016, are unvested stock options to purchase 88,908 shares at a weighted average exercise price of $18.80 per share for which the vesting of certain tranches will accelerate if the fair value per share of our stock reaches $31.46 or $37.62 for the respective grantee. In addition, the options outstanding include 97,652 shares that vest upon a market appreciation event so long as it occurs prior to May 26, 2019 of which all were unvested as of September 30, 2016 and 97,655 shares that will vest upon the one year anniversary of the market appreciation event of which all were unvested as of September 30, 2016. The market appreciation event is defined as the last trading day in the period in which the closing stock price on each of 20 consecutive trading days reported on NASDAQ has been at least $30.14 or $33.66 for the respective grantee.

Stock‑based compensation expense

We recognized stock‑based compensation expense for employees and directors for stock options and RSUs in the accompanying unaudited consolidated statements of operations as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Research and development	$205	$158	$401	$1,105
General and administrative	897	345	3,120	2,217
Total stock-based compensation	$1,102	$503	$3,521	$3,322

Included in these amounts was stock compensation credit attributed to liability‑classified awards of ($127,000) for the nine months ended September 30, 2015.  As of October 22, 2015, these awards no longer required classification as liability awards and were classified to equity at fair value on that date.

As of September 30, 2016, the total unrecognized compensation expense related to unvested stock options, net of estimated forfeitures, is $7.3 million, which we expect to recognize over an estimated weighted‑average period of 2.5 years.

In determining the estimated fair value of the stock‑based awards, we use the Black‑Scholes option‑pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

The fair value of stock option awards which were granted during the years, was estimated with the following assumptions:

	Nine Months Ended
	September 30,
	2016	2015
Expected term (in years)	5.87	3.32
Risk-free interest rate	1.3% - 1.6%	0.0% - 0.6%
Expected volatility	78.1% - 83.6%	70.9% - 73.4%
Dividend rate	—%	—%

Restricted Stock Units

On February 26, 2016, our board of directors approved grants of restricted stock units, or RSUs, to employees.  These RSUs vest, with respect to 100% of the grants, on February 26, 2018, provided that the executive is employed by the Company on such vesting date. All RSUs will fully vest upon a change of control of our company.  If and when the RSUs vest, the Company will issue one ordinary share of the Company for each whole RSU that has vested, subject to satisfaction of the executive’s tax withholding obligations. The RSUs will cease to be outstanding upon such issuance of shares.  We recorded expense of $84,000 and $197,000 for the three months and nine months ended September 30, 2016, respectively, which is included in the stock based compensation table above.  As of September 30, 2016, the total unrecognized compensation expense related to unvested RSUs is $0.5 million, which we expect to recognize over an estimated weighted‑average period of 1.4 years.

A summary of the unvested RSUs as of September 30, 2016 is as follows:

Number of
Shares
Unvested—January 1, 2016	—
Granted	196,500
Forfeited	(26,500)
Vested	—
Unvested—September 30, 2016	170,000

8. Subsequent events

In December 2016, we acquired the U.S. marketing rights to Keveyis® (dichlorphenamide) from a subsidiary of Taro Pharmaceutical Industries Ltd. (“Taro”).  Keveyis is approved in the U.S. to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the U.S through August 7, 2022.  Under the terms of an asset purchase agreement, we have paid Taro an upfront payment of $1 million and will pay an additional $7.5 million prior to the Company’s planned April 2017 launch of Keveyis in the United States, as well as an aggregate of $7.5 million in potential milestones upon the achievement of certain product sales targets.  Taro has agreed to continue to manufacture Keveyis for us under an exclusive supply agreement through the orphan exclusivity period.  We are obligated to purchase certain annual minimum amounts of product totaling approximately $29 million over a six-year period.  The supply agreement may extend beyond the orphan exclusivity period unless terminated by either party pursuant to the terms of the agreement. If terminated by Taro at the conclusion of the orphan exclusivity period, we have the right to manufacture the product on our own or have the product manufactured by a third party on our behalf.

On December 28, 2016, we raised $35 million in aggregate proceeds in a private placement of ordinary shares and warrants. Investors in the equity financing included CAM Capital, Vivo Capital, Broadfin Capital, Boxer Capital of the Tavistock Group and HealthCap, as well as several new and existing institutional and individual investors. According to the terms, we issued and sold 14,000,000 ordinary shares of common stock at a purchase price of $2.50 per ordinary share as well as warrants to purchase 7,000,000 shares. The warrants are exercisable at a price of $2.50 per share and expire in five years from the date of issuance.

On December 28, 2016, the Company entered into a loan and security agreement (the “Loan Agreement”) with Oxford Finance LLC (“Oxford”) and Horizon Technology Finance Corporation (“Horizon”). The Loan Agreement provided for a $40 million credit facility, of which $20 million was borrowed initially. Under the Loan Agreement, the Company has access to two additional tranches of $10 million each, which would be available to the Company subject to the achievement of certain specified milestones. The borrowings pursuant to the Loan Agreement mature after 48 months. The Loan Agreement provides for interest-only payments initially for the first 18 months of the loan followed by an amortization period of 30 months, provides for a final payment fee equal to 8% of the amount borrowed, and bears interest at a rate equal to the sum of 8.22% plus the greater of 0.53% or the 30-day US LIBOR rate. The credit facility provides that if the Company satisfies certain milestones and borrows the final $10 million tranche, the interest-only period would be extended by an additional six months and the amortization period would be 24 months. The Company has granted a security interest in substantially all of its existing assets and assets acquired by the Company in the future, including intellectual property. The Loan Agreement contains facility and prepayment fees, and customary affirmative and negative covenants, and events of default. Upon the execution of the Loan Agreement, we issued warrants to the Lenders to purchase an aggregate of 428,571 ordinary shares at an exercise price equal to $2.45 per share. The warrants expire after ten years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the unaudited financial statements for the three and nine months ended September 30, 2016 and the related notes thereto included elsewhere in this Current Report on 6-K. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non‑historical statements in this discussion are forward‑looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward‑looking statements as a result of various factors, including those discussed below and elsewhere in this Current Report on 6-K.

Overview

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.  Our first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases.  Our lead compounds include COR-003 (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome, and COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. Given the well identified and concentrated prescriber base addressing our target markets, we believe we can use a small, focused sales force to effectively market our products, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We also intend to identify and in license or acquire products or product candidates that would be complementary to our existing rare endocrine franchise or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

We have never been profitable and have incurred net losses since our inception in 1996. Our operations to date have been focused on identifying, in‑licensing, acquiring and developing our product candidates, organizing and staffing our company, business planning and raising capital. We have funded our operations primarily through equity offerings. We incurred a net loss attributable to Strongbridge Biopharma of $7.6 million and $9.7 million for the three months ended September 30, 2016 and 2015, respectively.  We incurred a net loss attributable to Strongbridge Biopharma of $32.6 million and $33.2 million for the nine months ended September 30, 2016 and 2015, respectively. At September 30, 2016, our accumulated deficit was $113.4 million.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Revenues

We have not generated any revenue during the periods presented. Our ability to generate product revenue and become profitable depends upon our ability to obtain regulatory approval for and to successfully commercialize our product candidates.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred in connection with the development of our product candidates, including:

•	personnel‑related costs, such as salaries, bonuses, benefits, travel and other related expenses, including stock‑based compensation;
•

expenses incurred under our agreements with CROs, clinical sites, contract laboratories, medical institutions and consultants that plan and conduct our preclinical studies and clinical trials, including, in the case of consultants, stock‑based compensation;

•	costs associated with regulatory filings;
•	upfront and milestone payments under in‑license or acquisition agreements with third parties;
•	costs of acquiring preclinical study and clinical trial materials, and costs associated with formulation and process development; and
•	depreciation, maintenance and other facility‑related expenses.

We expense all research and development costs as incurred. Clinical development expenses for our product candidates are a significant component of our current research and development expenses as we progress our product candidates into and through clinical trials. Product candidates in later stage clinical development generally have higher research and development costs than those in earlier stages of development, primarily due to increased size and duration of the clinical trials. We recognize costs for each grant project, preclinical study or clinical trial that we conduct based on our evaluation of the progress to completion, using information and data provided to us by our external research and development vendors and clinical sites.

We incurred research and development expenses of $4.5 million and $4.1 million for the three months ended September 30, 2016 and 2015, respectively.  We incurred research and development expenses of $15.9 million and $14.3 million for the nine months ended September 30, 2016 and 2015, respectively.

We expect our research and development expenses to increase in absolute dollars in the future as we continue to in‑license or acquire product candidates and as we advance our existing and any future product candidates into and through clinical trials and pursue regulatory approval of our product candidates. The process of conducting the necessary clinical research to obtain regulatory approval of a product candidate is costly and time consuming. The probability that any of our product candidates receives regulatory approval and eventually is able to generate revenue depends on a variety of factors, including the quality of our product candidates, early clinical data, investment in our clinical program, competition, manufacturing capability and commercial viability. As a result of these uncertainties, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates, if approved. We may never succeed in achieving regulatory approval for any of our product candidates.

We do not allocate personnel‑related research and development costs, including stock‑based compensation or other indirect costs, to specific programs, as they are deployed across multiple projects under development.

General and Administrative Expenses

General and administrative expenses include personnel costs, costs for outside professional services and other allocated expenses. Personnel costs consist of salaries, bonuses, benefits, travel and stock‑based compensation. Outside professional services consist of legal, accounting and audit services, commercial evaluation and strategy services, and other consulting services. We expect to incur additional general and administrative costs as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and those of The NASDAQ Global Select Market on which our securities are traded, additional insurance expenses, investor relations activities and other administrative and professional services.

Other Income (Expense), Net

Other income (expense), net, consists of interest income, dividend income, foreign exchange gains or loss generated from remeasurement of our cash and cash equivalents which are denominated in a currency other than the functional currency, gains from the revaluation of foreign currency forward contracts, and gains and losses on investments.

Our consolidated financial statements are reported in U.S. dollars, which is also our functional currency. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign currency gain (loss) in other income (expense) in our consolidated statements of operations.

Historically, our cash and cash equivalents have been held primarily in foreign currencies. However, most of our expenses have been U.S. dollar denominated. To reduce our currency exposure, we used a hedging program from the fourth quarter of 2013 through the second quarter of 2015. The foreign currency forward contracts used in our hedging program were not entered into for speculative purposes and, although we believe they served as effective economic hedges, we did not seek to qualify for hedge accounting. In 2014, our operations continued to shift to the United States, but a large portion of our cash and cash equivalents were still held in foreign currencies. In the first half of 2015, all of our forward contracts expired.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis operating and financial review of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

There have been no material changes to our critical accounting policies from those described in the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 24, 2016.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2016 and 2015

The following table sets forth our results of operations for the three and nine months ended September 30, 2016 and 2015.

	Three Months Ended			Nine Months Ended
	September 30,		Change	September 30,		Change
	2016	2015		$2016	2015	$
	(in thousands)			(in thousands)
Operating expenses:
Research and development	$4,516	$4,110	$406	$15,882	$14,328	$1,554
General and administrative	3,117	5,535	(2,418)	11,260	18,155	(6,895)
In-process research and development impairment	—	—	—	5,228	—	5,228
Total operating expenses	7,633	9,645	(2,012)	32,370	32,483	(113)
Operating loss	(7,633)	(9,645)	2,012	(32,370)	(32,483)	113
Other income (expense), net	15	(149)	164	(1,275)	(1,006)	(269)

Loss before income taxes	(7,618)	(9,794)	2,176	(33,645)	(33,489)	(156)
Income tax benefit	—	128	(128)	926	306	620
Net loss	(7,618)	(9,666)	2,048	(32,719)	(33,183)	464
Net loss attributable to non‑controlling interest	17	10	7	122	10	112
Net loss attributable to Strongbridge	$(7,601)	$(9,656)	$2,055	$(32,597)	$(33,173)	$576

Research and Development Expenses

The following table summarizes our research and development expenses during the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended			Nine Months Ended
	September 30,		Change	September 30,		Change
	2016	2015		$2016	2015	$
	(in thousands)			(in thousands)
Product development and supporting activities	$3,577	$3,360	$217	$12,952	$8,131	$4,821
Antisense Therapeutics license fee	—	—	—	—	3,899	(3,899)
Compensation and other personnel costs	734	592	142	2,529	1,193	1,336
Stock-based compensation expense	205	158	47	401	1,105	(704)
Total research and development expenses	$4,516	$4,110	$406	$15,882	$14,328	$1,554

Research and development expenses were $4.5 million for the three months ended September 30, 2016, an increase of $0.4 million compared to the three months ended September 30, 2015. The $0.2 million increase in product development and supporting activities was primarily attributed to a $0.7 million increase due to the ongoing clinical trials for COR‑003, partially offset by a $0.5 million decrease due to expenses associated with development activities for COR‑004 during 2015. Compensation and related costs increased by $0.1 million for the three months ended September 30, 2016 as compared to the same period in 2015 due to increased headcount of research and development personnel.

Research and development expenses were $15.9 million for the nine months ended September 30, 2016, an increase of $1.6 million compared to the nine months ended September 30, 2015. The $4.8 million increase in product development and supporting activities was primarily attributed to a $2.9 million increase due to the ongoing clinical trials for COR‑003, and a $2.0 million increase due to expenses associated with development activities for COR-004 and COR‑005. Research and development expenses for the nine months ended September 30, 2015 included $3.9 million of the $5.0 million in aggregate cash paid to Antisense Therapeutics upon entering into a license agreement in May 2015, with the remaining $1.1 million of cash paid recorded as the initial carrying value of our investment in the equity of Antisense Therapeutics.  Compensation and related costs increased by $1.3 million for the nine months ended September 30, 2016 as compared to the same period in 2015 due to increased headcount of research and development personnel.  Non-cash stock-based compensation decreased $0.7 million for the nine months ended September 30, 2016 as compared to the same period in 2015 due to the departure of certain research and development personnel.

General and Administrative Expenses

The following table summarizes our general and administrative expenses during the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended			Nine Months Ended
	September 30,		Change	September 30,		Change
	2016	2015		$2016	2015	$
	(in thousands)			(in thousands)
Outside professional services	$902	$2,153	$(1,251)	$4,139	$5,986	$(1,847)
IPO preparation costs	—	1,738	(1,738)	—	3,693	(3,693)
Corporate development and licensing transaction costs	—	208	(208)	—	3,599	(3,599)
Compensation and other personnel costs	1,227	996	231	3,736	2,439	1,297
Stock-based compensation expense	898	345	553	3,120	2,217	903
Facility costs	90	95	(5)	265	221	44
Total general and administrative expenses	$3,117	$5,535	$(2,418)	$11,260	$18,155	$(6,895)

General and administrative expenses were $3.1 million for the three months ended September 30, 2016, a decrease of $2.4 million compared to the three months ended September 30, 2015. The $1.3 million decrease in outside professional and consulting services was primarily due to decreased legal fees in support of general corporate matters, employee recruiting fees and consulting fees for general business efforts. General and administrative expenses for the three months ended September 30, 2015 also included $1.7 million of legal and accounting fees related to the indirect activities necessary to prepare the Company’s financial records for the U.S. initial public offering, which was completed in October 2015.  General and administrative expenses for the three months ended September 30, 2015 also included $0.2 million of transaction fees and expenses related to the acquisition of COR-005 from Aspireo Pharmaceuticals, the license of COR-004 from Antisense Therapeutics, and other business development activities.  Compensation and related personnel costs increased by $0.2 million during the three months ended September 30, 2016 due to increased headcount of administrative personnel.  Non-cash stock-based compensation increased by $0.6 million during the three months ended September 30, 2016 due to increased headcount of administrative personnel.

General and administrative expenses were $11.3 million for the nine months ended September 30, 2016, a decrease of $6.9 million compared to the nine months ended September 30, 2015. The $1.8 million decrease in outside professional and consulting services was primarily due to decreased legal fees in support of general corporate matters, employee recruiting fees and consulting fees for general business efforts. General and administrative expenses for the nine months ended September 30, 2015 also included $3.7 million of legal and accounting fees related to the indirect activities necessary to prepare the Company’s financial records for the U.S. initial public offering, which was completed in October 2015.  General and administrative expenses for the nine months ended September 30, 2015 also included $3.6 million of transaction fees and expenses related to the acquisition of COR-005 from Aspireo Pharmaceuticals, the license of COR-004 from Antisense Therapeutics, and other business development activities. Compensation and related personnel costs increased by $1.3 million and non-cash stock-based compensation increased by $0.9 million, during the nine months ended September 30, 2016 due to increased headcount of administrative personnel.

Impairment of in-process research and development

We recorded an impairment charge related to the in-process research and development of $5.2 million for the nine months ended September 30, 2016.

Other Income (Expense), Net

The following table summarizes our other income (expense), net, during the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended			Nine Months Ended
	September 30,		Change	September 30,		Change
	2016	2015		$2016	2015	$
	(in thousands)			(in thousands)
Foreign exchange gain (loss)	$(20)	$(136)	$116	$(64)	$(450)	$386
Loss on termination of license agreement with Antisense Therapeutics	—	—	—	(1,051)	—	$(1,051)
Other income (expense), net	35	(13)	48	(160)	(556)	396
Total other income (expense), net	$15	$(149)	$164	$(1,275)	$(1,006)	$(269)

Other income (expense), net, increased by $0.2 million for the three months ended September 30, 2016 as compared to the three months ended September 30, 2015.   The change was primarily due to reduced foreign exchange losses during the 2016 period.

Other income (expense), net, decreased by $0.3 million for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015.   The change was primarily related to a settlement expense of $1.1 million, which consisted of a $0.8 million loss provision relating to the termination of the license agreement with Antisense Therapeutics and $0.3 million related to the loss on our investment in Antisense Therapeutics as the shares that were returned as part of the settlement. The non-recurring 2015 charges related to the wind down of our previous foreign currency hedging program partially offset by $0.3 million in 2016 asset impairment charges, and reduced foreign exchange losses.

Income Tax Benefit

We recorded income tax benefit of $0.1 million for the three months ended September 30, 2015 and an income tax benefit of $0.9 million and $0.3 million for the nine months ended September 30, 2016 and 2015, respectively, due to the generation of U.S. state and federal net operating loss carry forwards and federal tax credit carry forwards.

Net Loss Attributable to Non-Controlling Interest

We recorded a net loss attributable to non-controlling interest of $17,000 and $122,000 for the three and nine months ended September 30, 2016, respectively.  The non-controlling interest resulted from the 0.418% of Cortendo AB shares not acquired by Strongbridge Biopharma plc pursuant to the exchange offer that expired September 3, 2015. In September 2016, the non-controlling interest was acquired by the Company.

Cash Flows

Comparison for the Nine Months Ended September 30, 2016 and 2015

	Nine Months Ended
	September 30
	2016	2015

Net cash (used in) provided by:
Operating activities	$(24,742)	$(27,502)
Investing activities	—	(3,193)
Financing activities	(1,412)	58,343
	(26,154)	27,648
Effect of exchange rate changes on cash and cash equivalents	—	(348)
Net (decrease) increase in cash and cash equivalents	$(26,154)	$27,300

Operating Activities

Net cash used in operating activities was $24.7 million for the nine months ended September 30, 2016, compared to $27.5 million for the nine months ended September 30, 2015. The decrease in net cash used was primarily due to business development activities and fees related to indirect activities necessary to prepare the Company’s financial records for the U.S. initial public offering that occurred in 2015.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2015 was $3.2 million due to the Aspireo asset purchase.

Financing Activities

Net cash provided by financing activities was $1.4 million for the nine months ended September 30, 2016 compared to $58.3 million for the nine months ended September 30, 2015. The decrease was the result of private placement equity financings.

Contractual Obligations and Other Commitments

The following table summarizes our future minimum commitments at September 30, 2016:

	Payments due by period
	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years	Total
	(in thousands)
Operating leases	$305	$583	$—	$—	$888
Total contractual obligations	$305	$583	$—	$—	$888

We enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies and other services and products for operating purposes, which are cancelable at any time by us, generally upon 30 days prior written notice. Future payment obligations under these agreements are not included in this table of contractual obligations.

Off‑Balance Sheet Arrangements

We do not have variable interests in variable interest entities or any off‑balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

At September 30, 2016, we had cash and cash equivalents of $25.5 million, which consisted primarily of bank deposits in the United States. As part of our cash and investment management processes, we perform periodic evaluations of the credit standing of the financial institutions with which we deposit our cash or purchase cash equivalents, and we have not sustained any credit losses from instruments held at these financial institutions.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

EXHIBITS

EXHIBIT INDEX

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document

*   Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Current Report on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

STRONGBRIDGE BIOPHARMA PLC

By:	/s/ A. BRIAN DAVIS
Name:	A. Brian Davis
Title:	Chief Financial Officer

Date: December 30, 2016